                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549

                                        SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934

                        Oppenheimer Tremont Market Neutral Fund, LLC
                                      (Name of Issuer)

                        Oppenheimer Tremont Market Neutral Fund, LLC
                            (Name of Person(s) Filing Statement)

                             Limited Liability Company Interest
                               (Title of Class of Securities)

                                         68382B100
                           (CUSIP Number of Class of Securities)

                                  Lisa I. Bloomberg, Esq.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                               New York, New York 10281-1008
                                       (212) 323-0560
            (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation: $15,615,334(a)  Amount of Filing Fee: $1,837(b)
-------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding limited liability company interests based on the estimated unaudited total Net Asset Value of the Issuer's outstanding limited liability company interests as of August 31, 2005

(b) Calculated at 0.00011770% of the Transaction Valuation.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:     _______________________________________
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject to Rule 14d-1.
 [x] issuer tender offer subject to Rule 13e-4.
 [ ] going-private transaction subject to Rule 13e-3.
 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the
tender offer: [    ].

ITEM 1:   SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:   SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:   IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is Oppenheimer Tremont Market Neutral Fund, LLC (the "Fund").
The Fund's address is Two World Financial Center, 225 Liberty Street, New York, New York
10281-1008, and the Fund's telephone number is (212) 323-0252. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial Center, 225
Liberty Street, New York, New York 10281-1008 (the "Adviser"). The investment manager is
Tremont Partners, Inc., which is located at Corporate Center at Rye, Suite C-300, 555
Theodore Fremd Avenue, Rye, New York 10580 (the "Investment Manager").  The Fund's
Independent Directors are Clayton Yeutter, Matthew Fink, Robert Galli, Phillip Griffiths,
Mary Miller, Joel Motley, Kenneth Randall, Russell Reynolds, Joseph Wikler, Peter Wold and
Brian Wruble.  The Fund's Interested Director is John Murphy.  The Independent Directors
and the Interested Director together form the "Board". The address for each Director, except Mr. Murphy, is 6803 S. Tuscon Way, Centennial, Colorado 80112-3924. The address for
Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:   TERMS OF THE TRANSACTION

The information required by Item 4 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6:   PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

This information required by Item 6 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(ii) which are attached as exhibits to this Schedule TO.

ITEM 8:   SHARES IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by references to the Repurchase Offer
Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases Offer.

ITEM 10   FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements included in the Statement of Additional Information, dated
July 29, 2005 for the fiscal year ended March 31, 2005 and was filed on Edgar on Form N-2 on July 29, 2005; and annual financial statements, previously filed on Edgar on Form N-CSR on June 6, 2005, which the Fund has prepared and furnished to Shareholders pursuant to Rule
30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange
Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11:  ADDITIONAL INFORMATION

(a)(1)    None.
    (2)   None.
    (3)   Not applicable.
    (4)   Not applicable.
    (5)   None.

(b)       None.

ITEM 12:  EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer
(a)(1)(ii)  Repurchase Offer Notice
(a)(1)(iii) Form of Repurchase Request Form
(a)(1)(iv)  Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares
            Held by Shareholders
(a)(1)(v) Form of Letter to Shareholders Regarding Acceptance of Tender of A Portion of
            Shares Held by Shareholders
(a)(1)(vi)  Form of Promissory Note for Payment Regarding Acceptance of Tender of All
            Shares Held by Shareholders
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of A Portion of Shares Held by Shareholders
(a)(2)    Not applicable.
(a)(3)    Not applicable.
(a)(4)    Not applicable.
(a)(5)    None.

(b)       Not applicable.

(d)       The Amended and Restated Limited Liability Agreement, dated July 1, 2005 was filed by the Registrant on July 29, 2005 and is hereby incorporated by reference.

(g)       None.

(h)       None.

ITEM 13:  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                         SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Oppenheimer Tremont Market Neutral Fund, LLC

                                    By: _______________________________
                                    Name:       Lisa I. Bloomberg
                                    Title:      Assistant Secretary

Date: October 28, 2005

Exhibit (a)(1)(i)
                        Oppenheimer Tremont Market Neutral Fund, LLC
                                 Two World Financial Center
                                     225 Liberty Street
                               New York, New York 10281-1008

October 28, 2005

Dear Oppenheimer Tremont Market Neutral Fund, LLC Shareholders:

Oppenheimer  Tremont Market Neutral Fund,  LLC is a closed-end,  non-diversified  management investment  company  organized as a Delaware limited  liability  company (the "Fund").  This notice is to inform you about your Fund's offer to  repurchase a portion of its  outstanding interests  ("Shares") and to provide  instructions to Shareholders  who would like to tender some or all of their Shares for repurchase by the Fund.  This  Repurchase  Offer is intended to provide liquidity to Shareholders,  because your Shares are not redeemable daily for cash nor is it  traded  on a stock  exchange.  You can  offer  some  or all of  your  Shares  for repurchase only during one of the Fund's Repurchase Offers.

The  Repurchase  Offer period will begin on November 1, 2005,  and end on November 30, 2005.
If you wish to sell any of your Shares  during this tender  period,  you can do so in one of the following ways:

1.    If your Shares are held in your own name  (please  refer to your  account  statement),
      you  can   complete   the   attached   Repurchase   Request  Form  and  return  it  to
      OppenheimerFunds Services by 12:00 Midnight,  Eastern Time (ET), on November 30, 2005.
      The Fund currently does not charge a processing fee for handling repurchase requests.

2.    If your Shares are held for your  retirement  plan by your  retirement  plan  trustee, your  retirement  plan trustee must submit the  repurchase  request for you.  They may charge a transaction fee for that service.

Please  refer  to the  Fund's  Prospectus  and the  enclosed  Repurchase  Offer  Notice  and
Repurchase  Request Form for more details.  If you are not interested in selling any of your
Shares at this time, you do not have to do anything and can disregard  this notice.  We will contact you prior to the next Repurchase Offer.

An Early  Withdrawal  Charge equal to 1.00% of the value of your Shares (or portion thereof)
repurchased  by the Fund will  apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year  following the date of your initial  investment in the Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

--------------------------------------------------------------------------------------------
All requests to have Shares  repurchased  must be received by  OppenheimerFunds  Services at its office in  Colorado in good order no later than 12:00  Midnight  (ET),  on November  30,
2005 (the Repurchase Request Deadline).
--------------------------------------------------------------------------------------------

Please refer to the enclosed  Repurchase  Offer documents.  If you have any questions,  call
your  financial   adviser  or  broker,  or  you  can  call   OppenheimerFunds   Services  at
1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(i)(ii)

---------------------------------------------------------------------------------
                  OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
                            REPURCHASE OFFER NOTICE

            OFFER TO REPURCHASE LIMITED LIABILITY COMPANY INTERESTS

                             DATED OCTOBER 28, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                   12:00 MIDNIGHT (ET), ON NOVEMBER 30, 2005
                          UNLESS THE OFFER IS EXTENDED
---------------------------------------------------------------------------------

To the Shareholders of Oppenheimer Tremont Market Neutral Fund, LLC:

Oppenheimer  Tremont  Market  Neutral Fund,  LLC, a closed-end,  non-diversified  management investment  company  organized as a Delaware  limited  liability  company (the  "Fund"),  is offering to repurchase up to twenty-five  percent (25%) of the Fund's aggregate  outstanding limited  liability  company  interests  ("Shares") that are tendered by Shareholders and not withdrawn  prior to 12:00 Midnight (ET), on November 30, 2005,  subject to any extensions of the offer to  repurchase  Shares  ("Repurchase  Offer").  The amount due to any  Shareholder whose  Shares are  repurchased  will be equal to the value of the  Shareholders'  Shares (or portion  thereof  being  repurchased)  determined  as of  December  30,  2005,  or,  if  the
Repurchase  Offer is extended,  as of a date  designated by the Fund in an amended notice to
Shareholders (the "Valuation  Date"),  and based on the Net Asset Value of the Fund's assets as of that date, less an early  withdrawal  charge,  if applicable.  Shareholders may tender all,  or a portion of,  their  Shares up to an amount  such that they  maintain  the minimum required  account  balance of $50,000  (net of the  amount of the  Incentive  Fee) after the repurchase of their Shares.

Investors  should  realize that the value of the Shares  tendered in this  Repurchase  Offer likely will change between  September 30, 2005 (the last time Net Asset Value will have been calculated  before the start of this offer) October 31, 2005 and November 30, 2005 (the next time Net Asset  Value will be  calculated)  and  December  30,  2005,  when the value of the
Shares  tendered to the Fund will be  determined  for purposes of  calculating  the purchase price of such  Shares.  Investors  should also realize that  although the  Repurchase  Offer expires at 12:00  Midnight  (ET), on November 30, 2005,  or, if the offer is extended,  such time and dates as the Fund  designates  in an amended  notice to  Shareholders,  they remain
Shareholders  in the Fund until the Valuation Date. Any Shareholder who wishes to obtain the most recently  calculated  Net Asset Value of their Shares should  contact  OppenheimerFunds
Services at 1.800.858.9826 during regular business hours.

Neither the Fund nor its Board make any recommendation to any Shareholder  whether to tender or refrain  from  participating  in the  Repurchase  Offer.  Each  Shareholder  must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether
Shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made,  any such  recommendation  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, Distributor or Investment Manager.
This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance  and requests for additional  copies of the Repurchase
Offer may be directed to OppenheimerFunds Services at 1.800.858.9826.

                                     SUMMARY TERM SHEET

o     Oppenheimer  Tremont  Market  Neutral Fund, LLC (the "Fund") is offering to repurchase up to twenty-five  percent (25%) of the Fund's aggregate  outstanding  limited  liability company  interests  ("Shares") that are tendered by Shareholders  and not withdrawn prior to 12:00 Midnight  (ET), on November 30, 2005,  subject to any extensions of the offer to repurchase Shares ("Repurchase  Offer"). If the Repurchase Offer is over-subscribed,  the
   Fund may repurchase only a pro rata portion of the Shares  tendered by each  Shareholder.
   See Item 1 of the Repurchase Offer Notice.

o     The Repurchase  Offer will remain open until 12:00  Midnight (ET),  November 30, 2005, or if the Repurchase  Offer is extended,  such time and date as the Fund designates in an amended notice to Shareholders  ("Repurchase  Request  Deadline").  Net Asset Value (that
   is,  the  value  of  the  Fund's  assets  minus  its   liabilities,   multiplied  by  the
   proportionate  Shares in the Fund a Shareholder desires to tender) will be calculated for this purpose as of December 30, 2005,  or if the  Repurchase  Offer is extended,  as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation  Date").
   See Item 2 of the Repurchase Offer Notice.

o     Shareholders  must  determine  whether to tender their Shares prior to the  Repurchase
   Request  Deadline.  The Net Asset Value at which the Fund will repurchase Shares will not be  calculated  until the  Valuation  Date.  The Net Asset  Value can  fluctuate  and may fluctuate  between the date you submit a Repurchase  Request and the Valuation  Date. The
   Net Asset  Value on the  Repurchase  Request  Deadline  and the  Valuation  Date could be higher or lower than on the date you submit a Repurchase  Request Form. See Item 4 of the
   Repurchase Offer Notice.

o     If the Fund accepts the tender of a Shareholder's  Shares, then the Fund will give the
   Shareholder  either cash or a  non-interest  bearing,  non-transferable  promissory  note
   ("Promissory  Note")  entitling  the  Shareholder  to receive an amount  equal to the Net
   Asset Value of the Shares  tendered  determined as of December 30, 2005.  The  Promissory
   Note  will  entitle  the  Shareholder  to  receive  an  initial  payment  in cash  and/or marketable  securities  (where  determined to be necessary)  equal to at least 95% of the unaudited  Net Asset Value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment")  which will be paid to the  Shareholder no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its capital  from any hedge funds  ("Hedge  Funds") in which the Fund invests in order to fund the  purchase  of  Shares,  no later  than ten  business  days after the Fund has received  at least 90% of the  aggregate  amount  withdrawn  from such Hedge  Funds.  The
   Promissory  Note will also entitle the  Shareholder to receive a contingent  payment (the
   "Post  Audit  Payment")  equal to the  excess,  if any, of (a) the Net Asset Value of the
   Shares  tendered and purchased as of the Valuation Date, as it may be adjusted based upon the results of the next annual  audit of the Fund's  financial  statements,  over (b) the
   Initial  Payment.  The Post Audit Payment will be made promptly  after the  completion of the Fund's  annual audit for its fiscal year ending March 31, 2006 (which it expects will be  completed  60 days after the fiscal  year end).  See Item 5 of the  Repurchase  Offer
   Notice.

o     An Early  Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased by the
   Fund will  apply if the date as of which the  Shares  are to be valued  for  purposes  of repurchase  is less than one year  following  the date of your initial  investment in the
   Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o     Shareholders  who tender part of their  Shares must leave an amount  equal to at least
   $50,000,  net of the amount of the Incentive Fee (the "Required  Minimum Balance") in the
   Fund. The Fund reserves the right to reduce the amount of Shares  repurchased so that the
   Required Minimum Balance is maintained. See Item 7 of the Repurchase Offer Notice.

o     Following  this summary is a formal notice of the  Repurchase  Offer.  The  Repurchase
   Offer  remains open until 12:00  Midnight  (ET),  on November 30, 2005.  Until this time,
   Shareholders  have the right to change their mind and may withdraw their Shares submitted for repurchase. Shares withdrawn may be re-tendered,  however, provided that such tenders are made before the  Repurchase  Request  Deadline  by  following  the tender  procedures described herein. See Item 8 of the Repurchase Offer Notice.

o     Shareholders  who  would  like  the  Fund  to  repurchase  all  or a  portion  of  the
   Shareholder's  Shares  should  complete,  sign and  either (i) mail (via  certified  mail
   returned  receipt   requested)  or  otherwise  deliver  a  Repurchase   Request  Form  to
   Oppenheimer  Funds  Services,  P.O.  Box 173673,  Denver,  Colorado  80217-3673  if using regular mail; or (ii) if using courier or express mail,  OppenheimerFunds Services, 10200
   E. Girard Avenue,  Building  Denver,  Colorado  80231,  so long as it is received  before
   12:00 Midnight (ET), on November 30, 2005. See Item 2 of the Repurchase Offer Notice.

o     The value of your Shares may change  between  November 1, 2005 and  November 30, 2005.
   The Net Asset Value of the Shares is  calculated  by the Fund based on  information  that the Fund receives from the Investment  Adviser and Investment  Manager.  Shareholders may
   obtain the Net Asset Value of their Shares,  by contacting  OppenheimerFunds  Services at
   1.800.858.9826. See Item 3 of the Repurchase Offer Notice.

o     Shares tendered  pursuant to the Repurchase Offer may be withdrawn or Shareholders may change the amount of their  Shares  tendered  for  Repurchase  at any time prior to 12:00
   Midnight  (ET), on November 30, 2005.  The Board of the Fund may suspend or postpone this
   Repurchase  Offer only by a majority  vote of the Board of  Directors.  Please  note that just as Shareholders  have the right to withdraw their Shares,  the Fund has the right to cancel,  amend,  suspend or postpone this Repurchase Offer any time before 12:00 Midnight
   (ET), on November 30, 2005.  Also realize that although the tender offer expires at 12:00
   Midnight  (ET), on November 30, 2005,  Shareholders  remain an investor in the Fund until
   December 30, 2005, when the Net Asset Value of a  Shareholders'  Shares is calculated for purposes of determining the repurchase price of the Shares.  See Item 8 of the Repurchase
   Offer Notice.

o     It is the  responsibility  of each Shareholder who elects to tender to confirm receipt of the Repurchase  Request Form with  OppenheimerFunds  Services to assure good delivery.
   Please  send  the  Repurchase  Request  Form to  OppenheimerFunds  Services  and not your financial adviser.

                                   FORMAL NOTICE OF OFFER

1.    The Offer.  The Fund is offering to repurchase up to twenty-five  percent (25%) of the
   Fund's aggregate  outstanding  limited liability  company interest  ("Shares") at a price equal to the  respective  Net  Asset  Value  ("NAV"  or "Net  Asset  Value")  as of 12:00
   Midnight  (ET), on the Valuation  Date (defined  below) upon the terms and conditions set forth in this Repurchase Offer Notice, the Fund's Prospectus,  and the related Repurchase
   Request Form.  Together those documents  constitute the  "Repurchase  Offer." The purpose of the Repurchase  Offer is to provide  liquidity to  Shareholders of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Shares.

   Shareholders may obtain the most recently calculated  information regarding the Net Asset
   Value of their Shares by contacting  OppenheimerFunds Services at 1.800.858.9826,  Monday
   through Friday,  except holidays,  during normal business hours of 9:00 a.m. to 5:00 p.m.
   (ET). The value of Shares tended by Shareholders  likely will change between November 30,
   2005 (the next time Net Asset  Value  will be  calculated)  and  December  30,  2005 (the
   "Valuation Date").

   The  repurchase  of Shares  pursuant  to the  Repurchase  Offer  will have the  effect of decreasing  the net assets of the Fund and  increasing  the  proportionate  Shares in the
   Fund of  Shareholders  who do not tender their  Shares.  A reduction in the net assets of the Fund could limit the Fund's  access to certain  investment  opportunities,  cause the
   Fund to sell assets it would not have sold otherwise  (including public  securities),  or result in Shareholders  who do not tender their Shares bearing higher costs to the extent that  certain  expenses  borne by the Fund are  relatively  fixed and may not decrease if assets  decline.  The effects of decreased Fund size and increased  proportionate  Shares owned by  Shareholders  who do not tender may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

   As of July 1, 2005, the Fund elected to be taxed as a corporation  and to seek to qualify as a "regulated  investment company" under Subchapter M of the Internal Revenue Code (the
   "Tax  Transition").  The Fund  previously  was treated as a  partnership  for Federal tax
   purposes.   The  Fund's  new  tax  treatment  replaced  the  previous  "capital  account"
   structure  (in which net  increases  and  decreases in the net value of the Fund's assets are allocated to a particular  Shareholder's  account on a generally pro rata basis).  On
   July 1, 2005,  Shareholders  were  issued  Fund  shares  equal in value to their  capital accounts  immediately  preceding  the Tax  Transition.  After July 1, 2005,  Shareholders
   participate in the Fund's  "general  account" on the basis of the number of shares of the
   Fund they hold  relative  to the total  number of Fund shares  outstanding.  Shareholders refer to their share  balances when  calculating  the value of an investment in the Fund.
   Each share will have the same value (its "Net Asset  Value per share") and the value of a
   Shareholder's  account can be  determined  by  multiplying  the number of Shares owned by such Shareholder by the then current Net Asset Value.

2.    Repurchase  Request  Deadline  - How to Submit  Requests.  All  tenders  of Shares for repurchase must be received in proper form by OppenheimerFunds  Services at its office in
   Colorado on or before 12:00  Midnight  (ET),  on November 30, 2005.  Repurchase  Requests
   submitted  to  OppenheimerFunds  Services  in  writing  must  be  sent  to the  addresses specified in the Repurchase Request Form.  Shareholders wishing to confirm receipt of the
   Repurchase  Request Form may contact  OppenheimerFunds  Services at  1.800.858.9826 or at the  address  set forth in the  Repurchase  Request  Form.  The method of delivery of any documents is at the election and complete risk of the  Shareholders  tendering his or her
   Shares,  including,  but not  limited to the  failure  of  OppenheimerFunds  Services  to receive the Repurchase Request Form or any other document.

3.    Valuation  Date.  Investors  should  realize that the value of the Shares  tendered in this Offer likely will change  between  September 30, 2005 (the last time Net Asset Value will have been  calculated  before the start of this  offer)  and  October  31,  2005 and
   November  30, 2005 (the next time Net Asset Value will be  calculated)  and  December 30,
   2005 (the  Valuation  Date),  when the value of the Shares  tendered  to the Fund will be determined  for purposes of  calculating  the purchase  price of such Shares  (unless the
   Repurchase  Offer is  extended,  then as of a date  designated  by the Fund in an amended notice to Shareholders).  The Fund's estimated  unaudited Net Asset Value per share as of the date indicated below is:

                   Month Ending                Net Asset Value
                    June 2005                        $100.00
                    July 2005                        $101.55
                   August 2005                       $102.44

   As of the close of  business  on August  31,  2005,  there was  approximately  610,833.90 shares outstanding of the Fund.

4.    Net Asset  Value.  You must  determine  whether  to tender  your  Shares  prior to the
   Repurchase  Request  Deadline,  but the Net Asset Value at which the Fund will repurchase
   Shares  will not be  calculated  until  the  Valuation  Date.  The Net  Asset  Value  can fluctuate and may fluctuate  between the date you submit your Repurchase  Request and the
   Repurchase  Request  Deadline  and  the  Valuation  Date.  The  Net  Asset  Value  on the
   Repurchase  Request  Deadline and the Valuation Date could be higher or lower than on the date you  submit  a  Repurchase  Request.  Shareholders  may  obtain  the  most  recently calculated  information  regarding  the Net Asset  Value of their  Shares  by  contacting
   OppenheimerFunds  Services at  1.800.858.9826,  Monday through Friday,  except  holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.    Payment for Repurchased  Shares.  If all Shares of a Shareholder are repurchased,  the
   Shareholders  will receive an initial  payment equal to 95% of the estimated value of the
   Shares and the balance due will be determined and paid promptly  after  completion of the
   Fund's audit and be subject to audit  adjustment.  The total  amount that a  Shareholders may expect to receive on the repurchase of the Shareholders'  Shares (or portion thereof)
   will be the value of the  Shareholders'  Shares (or portion  thereof  being  repurchased)
   determined  on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date,  minus any Early  Withdrawal  Charge,  Incentive  Fee (as defined in the
   Prospectus),  if applicable. This amount will be subject to adjustment upon completion of the annual  audit of the Fund's  financial  statements  for the fiscal  year in which the repurchase is effected  (which it is expected will be completed  within 60 days after the end of each fiscal year).

   If the Fund  accepts the tender of a  Shareholder's  Shares,  then the Fund will give the
   Shareholder  either cash or a  non-interest  bearing,  non-transferable  promissory  note
   ("Promissory  Note")  entitling  the  Shareholder  to receive an amount  equal to the Net
   Asset Value of the Shares  tendered  determined as of December 30, 2005.  The  Promissory
   Note  will  entitle  the  Shareholder  to  receive  an  initial  payment  in cash  and/or marketable  securities  (where  determined to be necessary)  equal to at least 95% of the unaudited  Net Asset Value of the Shares  tendered by the  Shareholder  that are accepted for purchase by the Fund (the "Initial  Payment")  which will be paid to the  Shareholder no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its  capital  from any Hedge Funds in order to fund the  purchase of Shares,  no later than ten business days after the Fund has received at least 90% of the  aggregate  amount withdrawn from such Hedge Funds.  The Promissory  Note will also entitle the  Shareholder to receive a contingent  payment (the "Post Audit Payment") equal to the excess,  if any, of (a) the Net Asset  Value of the Shares  tendered  and  purchased  as of the  Valuation
   Date,  as it may be  adjusted  based  upon the  results of the next  annual  audit of the
   Fund's financial  statements,  over (b) the Initial Payment.  The Post Audit Payment will be made  promptly  after the  completion  of the Fund's  annual audit for its fiscal year ending  March 31, 2006 (which it expects  will be completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

6.    Increase  in Amount of  Shares  Repurchased;  Pro Rata  Repurchases.  If  Shareholders
   tender for  repurchase  more  outstanding  Shares than the Fund is offering to repurchase during  the  offering  period,  the Fund  may  (but is not  obligated  to)  increase  the outstanding  Shares that the Fund is  offering  to purchase by up to two percent  (2%) on the Repurchase  Request Deadline.  In either case, if the outstanding Shares tendered for repurchase  exceeds the amount that the Fund is  offering  to  repurchase,  the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder.  There can be no assurance  that the Fund will be able to repurchase  all the Shares that you tender even if you  tender  all the  Shares  that you  own.  In the  event of an  oversubscribed
   Repurchase  Offer, you may be unable to liquidate some or all of your Shares at Net Asset
   Value.  You may have to wait  until a  subsequent  Repurchase  Offer to tender the Shares that the Fund was  unable  to  repurchase,  and you would be  subject  to the risk of Net
   Asset Value fluctuations during that time.

7.    Amount of  Tender.  Shareholders  may  tender  all or a portion  of their  Shares.  In addition,  a Shareholder  who tenders for repurchase  only a portion of their Shares will be required to maintain a minimum  account  balance of $50,000,  net of the amount of the
   Incentive Fee, if any, that is to be debited from the account of the  Shareholders  as of the date that the Fund values the Shares for repurchase.  The Fund maintains the right to reduce the portion of Shares to be  repurchased  from a Shareholder  so that the required minimum account  balance is maintained.  The Fund will promptly notify the Shareholder if the tender of a portion of Shares for repurchase would reduce such Shareholder's  account balance to less than $50,000.

   The Fund may  redeem  all or part of Shares  if,  among  other  reasons,  the  Investment
   Adviser  determines  that it would be in the best interest of the Fund to do so. The Fund reserves  the  right  to  reduce  that  portion  of the  Shares  to be  purchased  from a
   Shareholder  to maintain the  Shareholders'  account  balance at $50,000 if a Shareholder tenders  a  portion  of  Shares  and the  repurchase  of that  portion  would  cause  the
   Shareholders' account balance to fall below this required minimum.

8.    Withdrawal  of  Tender of Shares  for  Repurchase.  Shares  tendered  pursuant  to the
   Repurchase  Offer may be withdrawn or the amount of Shares tendered for Repurchase may be changed at any time prior to 12:00  Midnight  ET on  November  30,  2005 (the  Repurchase
   Request Deadline).  Shareholders must send a written notice to OppenheimerFunds  Services at one of its addresses specified in this Repurchase Request Form or the Prospectus,  and
   OppenheimerFunds  Services must receive it before the Repurchase  Request  Deadline.  All questions to the form and validity  (including time of receipt) of a notice of withdrawal will be determined by the Fund, in its sole discretion,  and such determination  shall be final  and  binding.  Shares  properly  withdrawn  shall not  thereafter  be deemed to be tendered  for  purposes  of  the  Repurchase  Offer.  However,  withdrawn  Shares  may be re-tendered  prior  to the  Repurchase  Request  Deadline  by  following  the  procedures described  herein.  In addition,  Shares tendered pursuant to the Repurchase Offer may be withdrawn  if not yet  accepted for  payment,  after the  expiration  of 40 days from the commencement of the Repurchase Offer.

9.    Suspension or Postponement of Repurchase  Offer.  The Board of the Fund may suspend or postpone this  Repurchase  Offer only by a majority  vote of the  Directors  (including a majority of the disinterested Directors) and only:

   (A) for any period  during  which The New York Stock  Exchange or any market in which the securities owned by the Fund are principally  traded is closed,  other than customary weekend and holiday closings, or during which trading in such market is restricted;

   (B) for any period during which an emergency  exists as a result of which disposal by the
       Fund of securities owned by it is not reasonably  practicable,  or during which it is not  reasonably  practicable  for the Fund fairly to  determine  the value of its net assets; or

   (C) for such other periods as the  Securities  and Exchange  Commission may order for the protection of Shareholders of the Fund.

10.   Tax Consequences.  A tender of Shares pursuant to the Repurchase Offer will be treated
   as  a  taxable  sale  of  the  Shares  if  the  tender  (i)  completely   terminates  the
   Shareholder's  interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution  that is  "substantially  disproportionate"  or (iii) is  treated  under the
   Internal  Revenue  Code  as a  distribution  that  is "not  essentially  equivalent  to a
   dividend".   A  "substantially   disproportionate"   distribution  generally  requires  a
   reduction of at least 20% in the Shareholder's  proportionate  interest in the Fund after all Shares are  tendered.  A  distribution  "not  essentially  equivalent  to a dividend"
   requires that there be a  "meaningful  reduction" in the  Shareholder's  interest,  which should be the case if the  Shareholder has a minimal  interest in the Fund,  exercises no control over Fund affairs and suffers a reduction in his or her  proportionate  interest.
   The Fund intends to take the position that tendering  Shareholders  will qualify for sale treatment.  If the  transaction  is treated as a sale for tax purposes,  any gain or loss recognized  will be  treated  as a capital  gain or loss by  Shareholders  who hold their
   Shares as a capital  asset and as a  long-term  capital  gain or loss if such Shares have been held for more than twelve months.  If the  transaction is not treated as a sale, the amount  received  upon a sale of  Shares  may  consist  in whole  or in part of  ordinary dividend  income,  a return of capital or capital gain,  depending on the Fund's earnings and profits for its taxable year and the Shareholder's  basis in the Shares. In addition, if  any  amounts  received  are  treated  as a  dividend  to  tendering  Shareholders,  a constructive  dividend may be received by non-tendering  Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

   Shareholders  should consult their tax advisers  regarding the specific tax consequences, including state and local tax consequences,  of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

11.   Early  Withdrawal  Charges.  The Fund does not charge a special handling or processing fee for  repurchases.  However,  if you tender for repurchase  Shares that are subject to
   Early Withdrawal Charges as described in the Fund's  Prospectus,  and if those Shares are repurchased  by the Fund, the applicable  Early  Withdrawal  Charge will be deducted from the  proceeds of the  repurchase  of your  Shares.  If you ask the Fund to  repurchase  a specific dollar amount of your Shares,  and if the Shares are subject to Early Withdrawal charges,  then  (assuming  your  request  is not  subject  to  pro-ration)  the Fund will repurchase  an amount  sufficient  to pay the net proceeds you have  requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

12.   Proper Form of Repurchase Request Documents.  All questions as to the validity,  form, eligibility  (including,  for example,  the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion,  and that  determination will be final and binding.  The Fund  reserves the right to reject any and all tenders of repurchase  requests for Shares  determined not to be in the proper form, or to refuse to accept for  repurchase  any Shares if, in the opinion of counsel to the Fund,  paying for such Shares would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this  Repurchase  Offer or any defect in any tender of Shares,  whether in  general or with  respect  to any  particular  Shares or  Shareholders(s).  The Fund's interpretations  of the terms and conditions of this Repurchase  Offer shall be final and binding.  Unless waived,  any defects or  irregularities  in connection  with  repurchase requests  must be cured within the times as the Fund shall  determine.  Tenders of Shares will not be deemed to have been made until all defects or irregularities  have been cured or waived.

   Neither  the  Fund,   OppenheimerFunds  Service,   OppenheimerFunds,   Inc.  (the  Fund's
   investment  adviser),   Tremont  Partners,  Inc.  (the  Fund's  Investment  Manager)  nor
   OppenheimerFunds Distributor,  Inc. (the Fund's Distributor),  nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase  requests tendered, nor shall any of them incur any liability for failure to give any such notice.

13.   Certain  Information  About  the Fund.  The Fund does not have any plans or  proposals that  relate to or would  result in:  (a) the  acquisition  by any  person of  additional
   Shares (other than the Fund's intention to accept  subscriptions  for Shares from time to time  in the  discretion  of the  Fund)  or the  disposition  of  Shares,  other  than as disclosed  in the  Prospectus;  (b)  an  extraordinary  transaction,  such  as a  merger, reorganization  or  liquidation,  involving  the  Fund;  (c) any  material  change in the present  distribution policy or indebtedness or capitalization of Fund; (d) any change in the identity of the Investment  Adviser,  Investment Manager or Directors of the Fund, or
   in the  management of the Fund  including,  but not limited to, any plans or proposals to change the number or term of the Board of  Directors  of the Fund,  to fill any  existing vacancy  for a Director  of the Board or to change any  material  term of the  investment advisory  arrangements with the Investment Adviser;  (e) a sale or transfer of a material amount of assets of the Fund (other than as the  managers  determine  may be necessary or appropriate to fund any portion of the repurchase  price for Shares acquired  pursuant to this Repurchase  Offer or in connection with the ordinary  portfolio  transactions of the
   Fund); (f) any other material change in the Fund's  structure or business,  including any plans or proposals to make any changes in its fundamental  investment  policy for which a vote would be required by Section 13 of the  Investment  Company Act of 1940;  or (g) any
   changes in the LLC Agreement or other actions that may impede the  acquisition of control of the Fund by any person.

   During the past 60 days, other than the acceptance of subscriptions  for Shares in August and September 2005, no  transactions  involving the Shares were effected by the Fund, the
   Investment Adviser,  the Investment Manager, the Board or any person controlling the Fund or controlling the Investment Adviser, Investment Manager or any Director of the Fund.

14.   Miscellaneous.  The  Repurchase  Offer is not  being  made to,  nor  will  tenders  be accepted from,  Shareholders  in any  jurisdiction  in which the Repurchase  Offer or its acceptance  would not comply with the  securities or Blue Sky laws of such  jurisdiction.
   The Fund  reserves the right to exclude  Shareholders  from the  Repurchase  Offer in any jurisdiction  in which it is asserted that the Repurchase  Offer cannot lawfully be made.
   The  Fund  believes  that  such  exclusion  is  permissible  under  applicable  laws  and regulations,  provided  the Fund makes a good faith  effort to comply  with any state law deemed applicable to the Repurchase Offer.

Neither  the Fund nor its Board  makes any  recommendation  to any  Shareholder  whether  to tender or refrain  participating  in the Repurchase  Offer.  Each  Shareholder  must make an independent decision whether to tender Shares and, if so, how many shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether
Shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made, any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, the Investment Manager or Distributor.

This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

For the Fund's current Net Asset Value and other  information  about this Repurchase  Offer, or for a copy of the Fund's Prospectus,  call OppenheimerFunds Services at 1.800.858.9826 or contact your financial adviser.

Dated:  October 28, 2005

Exhibit (a)(1)(iii)

                              FORM OF REPURCHASE REQUEST FORM

--------------------------------------------------------------------------------------------
                        OPPENHEIMER TREMONT MARKET NEUTRAL FUND, LLC
--------------------------------------------------------------------------------------------
                                  REPURCHASE REQUEST FORM

To: Oppenheimer Tremont Market Neutral Fund, LLC:

Please  repurchase  the Shares of  Oppenheimer  Tremont  Market Neutral Fund, LLC designated below on the Valuation Date that applies to this Repurchase  Offer which expires on November
30, 2005.  I understand  that if my  repurchased  Shares are subject to an Early  Withdrawal
Charge, that charge will be deducted from the proceeds of my repurchased Shares.

-----------------------------------------------------------------------------
Name(s)      of       Registered
Shareholders:
(Please fill in EXACTLY as
listed on your Fund statement):
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Your Account Number:
(Please fill in EXACTLY as
listed on your Fund statement):
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Your Daytime Telephone Number:   Area Code: (         ) Telephone No.:
-----------------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
--------------------------------------------------------------------------------
|_|  Full Tender   Please tender my entire Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
|_|  Partial       Please tender all but $________________ of my Shares
     Tender        (Please  note:  A $50,000  minimum  balance must be retained
                   (net of the amount of the Incentive Fee)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                   Please repurchase enough of my Shares so that I will
                   receive $___________________.
                   (If an Early Withdrawal Charge applies,  enough of my Shares
|_|  Dollar Amount will be repurchased,  subject to pro-ration,  to provide the net  proceeds  requested.  Please  note:  A $50,000  minimum account balance must be retained.)
--------------------------------------------------------------------------------

Payment and Delivery Instructions:

A check for the proceeds of repurchased  Shares will be issued in the name of the registered
Shareholders(s)  and mailed to the address of record on the account.  If alternative payment and  delivery  is  required,  please  provide  instructions  here  (and  signatures  must be guaranteed).

Alternative Mailing Instructions:               __________________________________
                                          __________________________________

Alternative Wiring Instructions:    Bank Name:        __________________________________
                        ABA#:             __________________________________
                        Account Name:           __________________________________
                        Account #:        __________________________________
                        For Further Credit To:  __________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o     Your  signature(s)  below MUST  CORRESPOND  EXACTLY  with the  names(s)  in which your
         Shares are registered.
o     If the Shares  are held by two or more  joint  holders,  ALL  SHAREHOLDERSS  MUST SIGN
         BELOW.
o     If the  Shares are held in an  outside  IRA or  403(b)(7)  account,  please  have your custodian submit the request on your behalf.
o     If  the   Shares   are  held  in  the   name  of  a   trustee,   executor,   guardian,
         attorney-in-fact,   corporation,  partnership  or  other  representative  capacity, include  the name of the owner,  sign using your title and submit  evidence of your authority in a form satisfactory to OppenheimerFunds Services.

All signatures must be guaranteed unless ALL of the following conditions apply:

o     This Repurchase Request Form is signed by all registered holder(s) of the Shares, AND
o     There is no change of registration for the Shares you will continue to hold, AND
o     The payment of the repurchase  proceeds is to be sent to the registered  owners of the
         Shares at the address shown in the Shares  registration on your account  statement,
         AND
o     The repurchase proceeds will be less than or equal to $100,000.

In all other cases,  ALL signatures  must be guaranteed by one of the following:  U.S. bank, trust  company,  credit union or savings  association,  or by a foreign bank that has a U.S.
correspondent  bank,  or by a U.S.  registered  dealer or broker  in  securities,  municipal securities,  or  government  securities,  or  by a  U.S.  national  securities  exchange,  a registered  securities  association or a clearing  agency.  Please note: if you request your funds to be wired to your bank, a signature guarantee is required.

Date:_______________________________            Signatures(s) of owner(s)
                                          exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

____________________________________            _____________________________________
(Signature)                               (Signature of Owner)

____________________________________            _____________________________________
(Name)  (Title)                                 (Signature of Joint Owner)

If you have any questions about this form, call OppenheimerFunds Services at 1.800.858.9826.

This form must be RECEIVED by  OppenheimerFunds  Services by 12:00 Midnight  (ET),  November
30, 2005 (the Repurchase Request Deadline),  if you want to sell some or all of your account of the  Oppenheimer  Tremont  Market  Neutral Fund,  LLC.  Repurchase  Requests  received by
OppenheimerFunds Services cannot be revoked after the Repurchase Request Deadline.

--------------------------------------------------------------------------------
   If you are using regular mail,        If you are using  courier  or  express
                                      mail,
   send this form to:                    send this form to:
   OppenheimerFunds Services             OppenheimerFunds Services
   PO Box 173673                         10200 E. Girard Avenue, Building D
   Denver, Colorado 80217-3673           Denver, Colorado 80231
--------------------------------------------------------------------------------

Neither  the Fund nor its Board  makes any  recommendation  to any  Shareholder  whether  to tender or refrain  participating  in the Repurchase  Offer.  Each  Shareholder  must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person  has been  authorized  to make any  recommendation  on behalf of the Fund  whether
Shareholders  should tender pursuant to this Repurchase Offer. No person has been authorized to give any  information or to make any  representations  in connection with this Repurchase
Offer other than those  contained in this Repurchase  Offer or in the Fund's  Prospectus and
Statement of Additional  Information.  If given or made, any such  recommendations  and such information  must not be relied upon as having been  authorized by the Fund,  its Investment
Adviser, Investment Manager or Distributor.

This  transaction  has not been  approved or  disapproved  by the  Securities  and  Exchange
Commission  nor  has  the  Securities  and  Exchange  Commission  or  any  state  securities commission  passed upon the  fairness or merits of such  transaction  or on the  accuracy or adequacy of the information  contained in this document.  Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

    FORM OF LETTER TO SHAREHOLDERSS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY
                                        SHAREHOLDERS

Date: __________

Dear Shareholders:

Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased your entire  investment,  you have been paid a note  (the  "Note")  entitling  you  to  receive  an  initial  payment  of 95% of the estimated  repurchase  price  based  on the  unaudited  Net  Asset  Value  of the Fund as of
December 30, 2005 (the  "Valuation  Date"),  after  subtraction of any  applicable  charges, including a 1.00% Early  Withdrawal  Charge that  applies if the date as of which the Shares is to be valued for purposes of the  repurchase is less than one year  following the date of your initial  investment in the Fund, in accordance with the terms of the Repurchase  Offer.
You  will  receive  an  initial  payment  in this  amount  via  wire or  check,  as per your instructions  on  your  Repurchase  Request  Form.  In  accordance  with  the  terms  of the
Repurchase  Offer,  payment will be made within  forty-five  (45) days of the Valuation Date unless the Fund has  requested a withdrawal  of its capital from any Hedge  Fund(s) in order to fund the repurchase of Shares,  in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate  amount withdrawn by the Fund from such Hedge Funds.

The terms of the Note  provide  that a contingent  payment  representing  the balance of the purchase  price,  if any,  will be paid to you promptly  after the  completion of the Fund's
March 31, 2006 fiscal  year-end audit and is subject to fiscal  year-end  audit  adjustment.
This  amount  will be paid to you via  wire,  as per your  instructions  on your  Repurchase
Request Form. We expect the audit to be completed by the end of May 2006.

The  Note is  held  by  OppenheimerFunds  Services  on  your  behalf  for  your  safety  and convenience.  Once  payment  has been made to you in full  under the terms of the Note,  the
Note will be cancelled.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(v)

 FORM OF LETTER TO SHAREHOLDERSS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES HELD
                                      BY SHAREHOLDERSS

Date: _____________

Dear Shareholders:

Oppenheimer  Tremont  Market  Neutral  Fund,  LLC (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment,  you have been paid a note (the  "Note")  entitling  you to receive  payment of 100% of the  estimated repurchase  price based on the unaudited Net Asset Value of the Fund as of December 30, 2005
(the "Valuation  Date"),  after subtraction of any applicable  charges,  including the 1.00%
Early  Withdrawal  Charge  that  applies if the date as of which the Shares are to be valued for  purposes of the  repurchase  is less than one year  following  the date of your initial investment in the Fund,  in  accordance  with the terms of the  Repurchase  Offer.  You will receive  a  payment  in this  amount  via wire or check,  as per your  instructions  on your
Repurchase Request Form. In accordance with the terms of the Repurchase Offer,  payment will be made within  forty-five  (45) days of the Valuation  Date unless the Fund has requested a withdrawal  of its capital from any Hedge Funds in order to fund the  repurchase  of Shares, in which case  payment  will be made ten (10)  business  days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Funds.

The  Note is  held  by  OppenheimerFunds  Services  on  your  behalf  for  your  safety  and convenience.  Once  payment  has been made to you in full  under the terms of the Note,  the
Note will be cancelled.

You remain a Shareholder  of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any  questions,  please call your  financial  adviser or broker,  or you can call OppenheimerFunds Services at 1.800.858.9826.

Sincerely,

OppenheimerFunds Services

Exhibit (a)(1)(vi)

 FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARESS HELD BY
                                       SHAREHOLDERSS

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up twenty-five  percent (25%) of the Fund's aggregate  outstanding limited liability company interests  ("Shares") at a price equal to the Net Asset Value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase  Offer,  Oppenheimer  Tremont Market Neutral Fund, LLC hereby  promises to pay in cash,  in the manner set forth  below,  to the person  identified  below as the payee
(the  "Payee") an amount  equal to the  estimated  Net Asset  Value of the Shares  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This Note entitles the Payee to receive an initial  payment,  valued in accordance  with the terms of the Repurchase  Offer,  equal to at least 95% of the estimated  value of the Shares
(the  "Initial  Payment")  which  will be paid to the  payee  in the  form of a wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the  repurchase  of Shares,  in which case  payment will be made ten (10)  business  days after the Fund has received at least 90%
of the aggregate amount  withdrawn by the Fund from such Hedge Fund(s).  An Early Withdrawal
Charge of 1.00% of the value of Shares (or  portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares is to be valued for purposes of  repurchase is less than  one  year  following  the date of the  Payee's  initial  investment  in the  Fund.  If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

This Note also entitles the Payee to a contingent  payment  equal to the excess,  if any, of
(x) the Net Asset Value of the Shares (or  portion  thereof)  repurchased  by the Fund as of the date of such  repurchase,  determined based on the audited  financial  statements of the
Fund for the  Fiscal  Year in which  such  repurchase  was  effective  over (y) the  Initial
Payment.  The  contingent  payment is payable  promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2006.

Both the  initial  and  contingent  payments  hereunder  shall  be paid in  cash,  provided, however,  that if the  Fund's  Board  determines  that  payment  of all or a portion  of the purchase price by a distribution of marketable  securities is necessary to avoid or mitigate any adverse effect of the Repurchase  Offer on the remaining  Shareholders of the Fund, then such payment shall be made by  distributing  such marketable  securities,  all as more fully described in the Repurchase Offer.

Both the initial and contingent  payment of this Note shall be made by wire to the Payee, as per the Payee's  instruction on the Repurchase  Request Form.  This Note may not be pledged, assigned or otherwise  transferred by the Payee.  This Note shall be construed  according to and governed by the laws of the State of New York without  giving  effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning  ascribed to it in the Repurchase Offer.

Payee: _______________________

                                    Oppenheimer Tremont Market Neutral Fund, LLC

                                    By: _____________________________________

Exhibit (a)(1)(vii)

 FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES
                                    HELD BY SHAREHOLDERS

Pursuant to the Offer to Purchase (the "Repurchase  Offer") up to twenty-five  percent (25%)
of the Fund's aggregate  outstanding  limited liability  company  interests  ("Shares") at a price equal to the Net Asset Value on the Valuation  Date upon the terms and  conditions set forth in the Repurchase Offer,  Oppenheimer Tremont Market Neutral Fund, LLC hereby promises to pay in cash, in the manner set forth below, to the person  identified  below as the payee
(the  "Payee") an amount  equal to the  estimated  Net Asset  Value of the Shares  tendered, determined as of the Valuation  Date in accordance  with the asset  valuation  policy of the
Fund.

This Note entitles the Payee to receive a payment,  valued in  accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the  estimated  value of the Shares  (the
"Initial  Payment")  which  will be paid to the payee in the form of a check or wire  within forty-five  (45) days after the Valuation  Date,  unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the  repurchase  of Shares,  in which case  payment will be made ten (10)  business  days after the Fund has received at least 90%
of the aggregate amount  withdrawn by the Fund from such Hedge Fund(s).  An Early Withdrawal
Charge of 1.00% of the value of Shares (or  portion  thereof)  repurchased  by the Fund will apply if the date as of which the Shares  are to be valued for  purposes  of  repurchase  is less than one year  following  the date of the Payee's  initial  investment  in the Fund. If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

The payment  hereunder shall be paid in cash,  provided,  however,  that if the Fund's Board determines  that  payment of all or a portion of the  purchase  price by a  distribution  of marketable  securities  is  necessary  to  avoid  or  mitigate  any  adverse  effect  of the
Repurchase Offer on the remaining  Shareholders of the Fund, then such payment shall be made by distributing  such marketable  securities,  all as more fully described in the Repurchase
Offer.

The payment of this Note shall be made by wire to the Payee, as per the Payee's  instruction on the Repurchase Request Form.

This Note may not be pledged,  assigned or  otherwise  transferred  by the Payee.  This Note shall be  construed  according  to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized  term used herein but not defined herein shall have the meaning  ascribed to it in the Repurchase Offer.

Payee: _______________________

                                 Oppenheimer Tremont Market Neutral Fund, LLC

                                 By: _____________________________________